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                                                                  EXHIBIT (a)(7)

                                SAINT-GOBAIN to
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              launch a tender offer for FURON COMPANY and create
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                    a global leader in Performance Plastics
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NORTON COMPANY, a US subsidiary of COMPAGNIE DE SAINT-GOBAIN, announced the commencement of a friendly public tender offer for FURON COMPANY (NYSE: FCY), the leading US manufacturer of performance plastics. When completed, the acquisition of FURON will significantly strengthen SAINT-GOBAIN's position in this fast growing and profitable industry. FURON's sales are about $480M.

The offered price amounts to $25.50 per share, and represents a 56% premium over FURON's closing price on Friday, September 17, 1999, of $16.31. The value of the transaction is approximately $472M in cash to purchase FURON's shares and approximately $29M to extinguish outstanding stock options, plus the assumption of approximately $116M in net financial debt. Subject to the satisfaction of certain legal conditions, the tender offer is scheduled to be consummated at the end of October, unless extended.

In support of the tender offer, Mr. Michael HAGAN, FURON's Chairman, President and Chief Executive Officer, has agreed to tender all of his shares of FURON common stock to NORTON in the tender offer. FURON's Board of Directors has recommended unanimously that its shareholders accept the Norton offer and tender their shares.

Performance plastics are engineered polymer materials that offer specific properties of electrical, mechanical or thermal resistance; chemical purity; or corrosion or wear resistance in demanding environments. They are replacing more traditional materials and find applications in very diverse industries such as electronics, aerospace, automotive, medical, food and beverage.

NORTON Performance Plastics, a division of the Industrial Ceramics Branch of SAINT-GOBAIN, has, on a pro forma basis, $350M in sales for a wide variety of value-added applications: adhesive foams, seals and bearings, ultra-pure flexible tubing, technical films and composites. It has experienced annual internal growth exceeding 7% over the last 8 years.

The acquisition of FURON will create a global leader in performance plastics with an unmatched portfolio of technologies and applications. FURON and NORTON Performance Plastics, having technical and commercial complementary features, will be able to supply a wider range of products to their customers, especially in light of FURON's strong presence in the US and NORTON's position in Europe and Asia. On a pro forma basis for calendar year 1999, the combined businesses should have sales of $830M and 5500 employees in more than 50 locations.

After the completion of the transaction, SAINT-GOBAIN expects to rapidly implement technical, industrial and commercial synergies in the US and Europe. This acquisition will be earnings enhancing for SAINT-GOBAIN as early as the year 2000.